UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SEPRACOR INC.
(Name of Subject Company)

APTIOM, INC.
DAINIPPON SUMITOMO PHARMA CO., LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Noriaki Okuda
Director, Legal Affairs
Dainippon Sumitomo Pharma Co., Ltd.
6-8, Doshomachi 2-Chome, Chuo-Ku, Osaka, 541-0045, Japan
Tel: +81-6-6203-5322
Fax: +81-6-6203-5174
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Toby S. Myerson, Esq.
Ariel J. Deckelbaum, Esq.
1285 Avenue of the Americas
New York, NY 10019-6064
United States
Phone 212-373-3000
Fax 212-757-3990

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*           A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Letter from Dainippon Sumitomo Pharma Co., Ltd. sent to employees of Sepracor Inc. on September 4, 2009.